

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 20, 2022

Dixit Joshi
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8
8001 Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response Dated August 22, 2022**
> **File No. 001-15244**

Dear Dixit Joshi:

We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revisions of Prior Period Financial Statements, page 292

1. We note your response to prior comment 3 relating to the reclassification and other changes to the consolidated statements of cash flows and the related SAB 99 materiality analysis provided for the errors identified. Your response notes that you conducted a detailed review of reporting processes supporting the consolidated cash flow statements in the second half of 2021. Explain in more detail the factors driving this review. In addition, your response notes that the review was part of a series of self-identified enhancements to the accounting control environment in recent years. Please tell us whether you conducted detailed reviews of the reporting processes supporting the other

consolidated financial statements, and, if so, when those reviews were conducted.

2. Your response to comment 3 indicates that control deficiencies were identified where inappropriate mapping rules were used and that the automated rules relating to the share-based compensation and cash flow hedges were remediated prior to the filing of the 2021 Form 20-F. Please address the items below.

   • Clarify whether these control deficiencies were determined to be a significant deficiency.
   • Your response indicates that the remediation of the rules relating to the non-functional currency gains and losses is expected to be completed in 2022. Please clarify whether the same control deficiency (deficiencies) was (were) identified related to the non-functional currency gains and losses and/or whether there were additional control deficiencies related to this error.
   • As part of your response, explain each of the control deficiencies in more detail, as well as how you concluded that they did not rise to the level of a material weakness given the nature of the control deficiencies (at least several mapping rule errors) and the fact that they led to quantitative errors exceeding 10% of the respective line items for several periods.

3. In addition to the comments above, please explain in more detail the nature of the non-functional currency gains and losses error, in which you only recorded the gains and losses on a subsection of re-measured assets as a reconciling item between net income and net cash provided by / (used in) operating activities, and why you believe this change was appropriate. By way of example only, your response indicates that after observing a range of practices, you decided to extend the existing processes to include a broader selection of instruments; however, given that there are a range of practices, it is unclear how you concluded that this was the appropriate approach. It is also unclear why this change would only include additional instruments, rather than all instruments. As part of your response, tell us the types of instruments this new practice does not apply to and why, and the presentation used for the remaining instruments.

4. We note your SAB 99 materiality analysis and the quantitative data provided in Exhibit A as part of your response to comment 3. We also note that you acknowledge in your response that the statement of cash flows errors exceed 5% of the impacted line items, but based on qualitative factors, you do not consider the changes to the comparative periods to be material to users of the financial statements. Please address the items below.

   • Your materiality analysis briefly addresses the qualitative factors enumerated in SAB 99, but SAB 99 also states "this is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement." Tell us whether you considered other qualitative factors in concluding that the errors were not material, including any quantitative or qualitative metrics or disclosures related to liquidity and cash flows.
   • Your materiality analysis quantifies the impact of the statement of cash flow errors on the years ended December 31, 2020 and 2019. Please tell us how far you believe the

errors go back and whether you quantified the impact on periods prior to December 31, 2019. Additionally, please clarify whether you evaluated the impact of the errors on your quarterly consolidated statements of cash flows filed on Forms 6-K, and, if so, provide the results of that analysis.

- Your response addresses the quantitative impact of the errors on an aggregate basis but does not address the quantitative impact on an individual basis. Provide us with an analysis that quantifies the individual impact for all of the cash flow error adjustments described in your response for all applicable periods.

You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance